UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                 SCHEDULE 14D-9
                                (Amendment No. 1)
                   Solicitation/Recommendation Statement Under
            Section 14(d) (4) of the Securities Exchange Act of 1934

                            Landmark Financial Corp.
                            ------------------------
                            (Name of Subject Company)

                            Landmark Financial Corp.
                            ------------------------
                        (Name of Person Filing Statement)

                     Common Stock, Par Value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    514914100
                  --------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Gordon E. Coleman
                      President and Chief Executive Officer
                            Landmark Financial Corp.
                               211 Erie Boulevard
                           Canajoharie, New York 13317
                                 (518) 673-2012
                  --------------------------------------------
          (Name, Address and Telephone Numbers of Person Authorized to
               Receive Notices and Communications on behalf of the
                          person filing this statement)

                                    Copy to:
                                Alan Schick, Esq.
                   Luse Lehman Gorman Pomerenk & Schick, P.C.
                           5335 Wisconsin Avenue, N.W.
                                    Suite 400
                             Washington, D.C. 20015
                                 (202) 274-2000

[ ] Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     The subject company restates the information previously contained in Items 1-8 of this Schedule 14D-9. This Amendment is being filed in order to file a press release issued on June 1, 2000.

Item 9.  Exhibits

     (A)(1) Disclosure document dated May 23, 2000 (previously filed).

     (A)(2) Press Release dated June 1, 2000.

     (E)(1) Agreement and Plan of Merger (incorporated by reference to Current Report on Form 8-K, filed via EDGAR on March 3, 2000. Landmark's Commission File Number is 0-22951.)

     (E)(2) Definitive Proxy Statement for Annual Meeting of Stockholders (incorporated by reference and filed via EDGAR on June 11, 1999).

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Gordon E. Coleman
----------------------------
Signature
Gordon E. Coleman, President and Chief Executive Officer


June 1, 2000
-----------------
Date

                                  EXHIBIT (A) 2

                            LANDMARK FINANCIAL CORP.
                              TRUSTCO BANK CORP NY

[LMFC Logo]                                                       [Trustco Logo]



Thursday, June 1, 2000

News Release

Contact: Landmark Financial Corp                           TrustCo Bank Corp NY
          Gordon E. Coleman                                William F. Terry
          President & CEO                                  Secretary
          518-673-2012                                     518-381-3611

                              FOR IMMEDIATE RELEASE

                  TEMPORARY RESTRAINING ORDER IS DISSOLVED AND
                PRELIMINARY INJUNCTION REQUEST IS DENIED ALLOWING
                       STOCKHOLDER VOTE TO BE SCHEDULED ON
                             TRUSTCO-LANDMARK MERGER

Canajoharie, NY and Schenectady, NY June 1, 2000

     Gordon E. Coleman, Chief Executive Officer of Landmark Financial Corporation- (NASDAQ OTC:BB LMFC) and Robert A. McCormick, Chief Executive Officer of TrustCo Bank Corp NY (NASDAQ National Market TRST) today announced that New York State Supreme Court Justice Robert P. Best, sitting in Fonda. Montgomery County, yesterday signed an order dissolving the Temporary
Restraining Order entered on April 17, 2000. The Temporary Restraining Order prohibited Landmark from taking steps to hold a special meeting of stockholders for the purpose of considering and voting upon an Agreement and Plan of Merger with TrustCo Bank. Judge Best also denied a request for a Preliminary Injunction made the same day by Charles F. Cefalu and Private Mortgage Investment Services, Inc. As a result Landmark Financial Corporation can now proceed to schedule a stockholder meeting (anticipated to take place in mid to late July) to allow Landmark stockholders to vote on the pending merger agreement pursuant to which TrustCo has agreed to acquire all of the outstanding stock of Landmark for $21 per share.

     "We are gratified that Judge Best has agreed that the Temporary Restraining Order no longer serves a purpose"., said Mr. Coleman., "and we look forward to giving our stockholders an opportunity to vote an the pending merger agreement"

     "TrustCo is very pleased that it can now move forward to the next step of the acquisition process", stated Mr. McCormick.

     Landmark Financial Corporation, with assets of S26 million, operates an office in Canajoharie, NY. TrustCo, with assets of $2.4 billion, presently has 53 locations in nine counties in the Capital Region of New York State.